FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 3, 2011

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Files 2010 Annual Report on Form 20-F”, dated May 3 2011.
2.	Agenda of AUO’s 2011 Annual General Shareholders’ Meeting dated June 10, 2011.
3.	Taiwan Stock Exchange filing entitled, “To announce the differences for 2010 financial statements between ROC GAAP and US GAAP”, dated May 3, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: May 3, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Files 2010 Annual Report on Form 20-F

Issued by:  AU Optronics Corp.
Issued on:  May 3, 2011

Hsinchu, Taiwan, May 3, 2011 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2010 with the U.S. Securities and Exchange Commission (the "SEC"). The 2010 20-F is available on AUO's website at http://auo.com and on the website of the SEC at www.sec.gov. Hard copies of the audited financial statements included in the 2010 Form 20-F are available upon request to shareholders free of charge. To request a copy of the 2010 Form 20-F, please forward your request to http://citibank.ar.wilink.com.

###

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 71 inches. AUO generated NT$467.2 billion in sales revenue in 2010 (US$16 billion) with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008. The Display and Solar businesses were established respectively as the Company’s two core businesses in October, 2010. For more information, please visit AUO.com.

* 2010 year end revenue converted at an exchange rate of NTD29.14:USD1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 2nd, 2011.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2

AU OPTRONICS CORP.

2011 Annual General Shareholders’ Meeting

Meeting Agenda
(Translation)

Date: June 10, 2011

NOTES TO SHAREHOLDERS:

1.
For the Company’s 2010 annual report on Form 20-F, which includes an explanation of the main differences between ROC GAAP and US GAAP affecting the Company’s consolidated financial statements, please refer to the “U.S. SEC filings” section under “Investor Relations” of the Company’s website at http://auo.com/?sn=161&lang=en-US after May 2, 2011.

2.	Shareholders who wish to obtain the 2010 annual report on Form 20-F may request a copy to be sent, free of charge, by contacting the Depositary at 1-888-301-0508 after June 30, 2011.
3.
For the significant differences in the corporate governance between the practices of US and ROC, please refer to the “Corp. Governance” section under “Investor Relations” of the Company’s website at http://auo.com/?sn=201&lang=en-US.

4.	The Company’s resolution notice of 2011 Annual General Shareholders’ Meeting will be accessible on the Company’s website within 20 days after the Meeting at http://www.auo.com/?sn=160&lang=en-US.

Table of Contents

I.	Meeting Procedure

II.	Meeting Agenda

III.	Attachments
1.	2010 Business Report
2.	Audit Committee’s Report
3.	English Translation of Independent Auditors’ Report and 2010 Financial Statements
4.	English Translation of Independent Auditors’ Report and 2010 Consolidated Financial Statements
5.	2010 Earnings Distribution Statement
6.	Comparison table for the “Articles of Incorporation” before and after the amendments

IV.	Appendices

1.	Shareholding of Directors
2.	AUO Rules and Procedures for Shareholders’ Meeting
3.	Articles of Incorporation (Before the amendments)
4.	Influence of Proposed Stock Dividend Distribution upon 2011 Operating Performance, Earnings Per Share, and Return on Investment
5.	The Distribution for Employee Bonus and Remunerations for Directors

------Disclaimer----
THIS IS A TRANSLATION OF THE AGENDA FOR THE 2011 ANNUAL GENERAL SHAREHOLDERS’ MEETING OF AU OPTRONICS CORP. THE TRANSLATION IS FOR REFERENCE ONLY. IF THERE IS ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND CHINESE VERSION, THE CHINESE VERSION SHALL PREVAIL.

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I. Meeting Procedure

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AU Optronics Corp.
2011 Annual General Shareholders’ Meeting Procedure

-	Commencement

-	Chairman’s Address

-	Report Items

-	Acceptance Items

-	Discussion Items

-	Extraordinary Motions

-	Adjourn Meeting

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II. Meeting Agenda

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AU Optronics Corp.
2011 Annual General Shareholders’ Meeting Agenda

Time:	9:30 a.m., June 10, 2011, Friday

Place:	No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C. (Meeting Room in the Central Taiwan Science Park Administration)

Attendants:	All shareholders or their proxy holders

Chairman:	Kuen-Yao (K.Y.) Lee, Chairman of the Board of Directors

1.	Chairman’s Address

2.	Report Items

(1)	2010 Business Report
(2)	Audit Committee’s Report
(3)	To report the indirect investments in China in 2010
(4)	To report the issuance of Euro Convertible Bonds in 2010
(5)	To report the completion of the improvement plan of the guarantee of M.Setek Co., Ltd., the subsidiary of AUO

3.	Acceptance Items

(1)	To accept the 2010 Business Report and Financial Statements
(2)	To accept the proposal for the distribution of 2010 profits

4.	Discussion Items

(1)	To approve the revisions to the Articles of Incorporation
(2)	To approve the proposal of releasing Directors from non-competition restrictions

5.	Extraordinary Motions

6.	Adjourn Meeting

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Report Items

1.	2010 Business Report

Explanation: The 2010 Business Report is attached hereto as Attachment 1 (pages 11-12).

2.	Audit Committee’s Report

Explanation: The Audit Committee’s Report is attached hereto as Attachment 2 (page 13).

3.	To report the indirect investments in China in 2010

Explanation: The status of the Company’s indirect investments in China as of December 31, 2010:

Investee	Accumulated investment	Method of	Limit for total
	amount form R.O.C.	investment	investment amount
	(Note 1)		in China (Note 2)
AU Optronics (Suzhou) Corp.	NT$6,705,733 thousand
(or US$200,000 thousand)
AU Optronics (Shanghai) Corp.	NT$33,400 thousand
(or US$1,000 thousand)
AU Optronics (Xiamen) Corp.	NT$5,840,550 thousand
	(or US$180,000 thousand)	Indirect	NT$160,896,560
Darwin Precisions (Suzhou)	NT$ 245,362 thousand	investment
Corp.	(or US$7,500 thousand)	through an	thousand
Darwin Precisions (Xiamen)	NT$1,807,615 thousand	offshore entity
Corp.	(or US$55,000 thousand)
AU Optronics Manufacturing	NT$2,647,920 thousand
(Shanghai) Corp.	(or US$80,000 thousand)
BVCH Optronics (Sichuan) Corp.	NT$243,970 thousand
(or US$7,470 thousand)
Note 1:  The amount of NT dollars is calculated based on the exchange rate at the time the funds remitted.
Note 2:   As per the regulations of R.O.C., the limit was calculated based on equity attributable to Shareholders of AU Optronics Corp. as of December 31, 2010 as follows (Amount in NT$ thousand): 268,160,933* 60%.

4.	To report the issuance of Euro Convertible Bonds in 2010

Explanation: To purchase machinery and equipment, the Board of Directors approved on April 29, 2010 to issue US$ 800 million Euro Convertible Bonds. The said offering was completed by October 13, 2010, upon the approval granted by the ROC Securities and Futures Bureau on June 17, 2010.

5.	To report the completion of the improvement plan of the guarantee of M.Setek Co., Ltd., the subsidiary of AUO

Explanation:
(1)
The Company has invested in M.Setek Co., Ltd. (“M.Setek”) since June 2009. Before our share acquisition, M.Setek had made the loan guarantee to Matsumiya Semiconductor Laboratory Co., Ltd. (“MSL”), a third party which does not conduct any business trading with M.Setek.

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(2)
In October 2009, M.Setek had become one of subsidiaries of the Company and the Company had actively requested M.Setek to release the guarantee in compliance with “Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies”, issued by ROC Securities and Futures Bureau.

(3)	M.Setek had released the guarantee responsibility to MSL in November 2010 and had complied with the regulations.
(4)	The Company conducted the report based on the letter received from ROC Securities and Futures Bureau dated May 26, 2010.

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Acceptance Items

1.	To accept the 2010 Business Report and Financial Statements (proposed by the Board of Directors)

Explanation:
(1)	The 2010 Financial Statements were audited by the independent auditors, Shing-Hai Wei and Yiu-Kwan Au of KPMG.
(2)	The 2010 Business Report and Financial Statements have been adopted by the Board of Directors and reviewed by the Audit Committee.
(3)	For the 2010 Business Report, Audit Committee’s Report, and Financial Statements thereto, please refer to Attachments 1-4 (pages 11-29).

Resolution:

2.	To accept the proposal for the distribution of 2010 profits (proposed by the Board of Directors)

Explanation:
(1)	The proposed distributions are allocated from the 2010 earnings available for distribution. For the 2010 Earnings Distribution Statement, please refer to Attachment 5 (page 30).
(2)
The total number of common shares outstanding may change and the ultimate amount of cash to be distributed to each common share may need to be adjusted accordingly should the Company subsequently issue new common shares as a result of the conversion of convertible bonds. It is proposed that the Board of Directors of the Company be authorized by the 2011 Annual General shareholders’ Meeting to adjust the amount of cash to be distributed to each common share based on the total amount resolved to be distributed and the number of actual common shares outstanding on the record date for the distribution.

(3)	The dividend distribution will be based on the list of shareholders registered as of the record date of cash dividends. The cash dividend distribution will be paid to the rounded-down full NT dollar.

Resolution:

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Discussion Items

1.	To approve the revisions to the Articles of Incorporation (proposed by the Board of Directors)

Explanation:

(1)
To comply with the relevant laws and regulations and meet the Company’s operation needs, it is proposed that the Company’s authorized capital, the insurance for the Directors, the method of Board of Directors’ meeting notice, the number of managerial personnel and the distribution of profits stipulated in the Company’s Articles of Incorporation be amended.

(2)	A comparison table for the Articles of Incorporation before and after the amendments is attached hereto as Attachment 6 (page 31-32).

Resolution:

2.	To approve the proposal of releasing Directors from non-competition restrictions (proposed by the Board of Directors)

Explanation:

(1)
According to Article 209 of the Company Law, any Director conducting business for himself/herself or on another’s behalf, in which and the scope of the business coincides with the Company’s business scope, shall explain at the Shareholders’ Meeting the essential contents of such conduct, and obtain approval from shareholders in the Meeting.

(2)	It is proposed to release Directors from non-competition restrictions as follows.

Title	Name	Released restriction
Director	Lai-Juh (L.J.) Chen	Director of AUO Green Energy America Corp.
Director of AUO Green Energy Europe B.V.
Director	Paul Peng	Chairman of Huizhou Bri-King Optronics Co., Ltd.

Independent	Ding-Yuan Yang	Independent Director of Goyatek Technology Inc.
Director

Resolution:

Extraordinary Motions

Adjourn Meeting

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III. Attachments

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Attachment 1:

2010 Business Report

For AUO, 2010 was a year full of challenges. We faced difficult political, legal, and economic problems, but we were still able to calmly consolidate our resources and progress determinedly at our own pace. We closed 2010 with an annual revenue of NT$467.2 billion, a 30% increase from 2009. We also turned loss into profit with an annual net profit of NT$7.4 billion and a basic EPS of NT$0.76.

During the turbulent year 2010, the management team utilized its adaptive and resilient qualities to face an unfavorable and challenging business environment as difficult as the one we faced during 2008 financial crisis. By adjusting the company’s organization into dual business units to simultaneously focus on the development of flat panel display and solar photovoltaic (“solar PV”) industries, and relying on the strategy of “Concurrent Development of Display and Solar Businesses”, we intend to achieve further growth and firmly face an increasingly complex and competitive industry.

Looking back at 2010, a year in which we gradually realized our vision, AUO had made the following business arrangements:

1.  Expanded sales channels through global deployment:

Established strategic alliances with brand customers and system integrators to expand our business coverage from China all the way to Europe and South America, which increased and secured our flat panel downstream sales and provided local customers with prompt and value-added services.

2.  Introduced new technologies and applications:

Through the acquisition of the low-temperature polysilicon (LTPS) capacity and technical alliances with respect to 3D and Touch panel technologies, we ignited the transformation of our existing capacity to a “high value” and “high turnover” capacity. The goal is to enhance AUO’s competitiveness in the high-end products market as well as the new TFT technologies application market.

3.  Consolidated a complete value chain in the solar PV market:

Embarked on the vertical integration of the solar PV supply chain and established a crystalline silicon value chain with a high conversion efficiency, from crystalline silicon raw materials, solar cells, modules, and solar PV projects, in order to prepare for the coming “grid parity” and to provide customers with complete, total product solutions with high cost-competitives.

4.  Reduced our carbon footprint:

Introduced innovative energy conservation technologies into product design and R&D, actively worked to realize our green promise, and reduced the impact on the environment of carbon emissions from our electronic products. We also integrated solar PV technologies and used the rooftops of plants to generate solar PV energy, which helped realize our goals of utilizing renewable energy and building plants with low-carbon emissions.

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In 2011 we will continue to build our efforts toward our existing strategic deployment, implementing lean management and enriching our corporate capabilities:

1.  Aggressively enter into emerging markets:

By adopting a flexible and diversified business model, we will accelerate our entrance into emerging markets, strengthen our cooperative relationships with local partners, and realize our global operation blueprint.

2.  Full-scale enhancement of capacity value:

Continue introducing advanced display technology, and innovating product R&D and designs in order to boost our capacity value with high value-added products and control the product value chain.

3.  Optimize organizational efficiency:

Our operations are divided into the “Display business” and “Solar business”, which focus on the development of LCD panels and solar PV industries, respectively. Through clear management duties and efficient operating mechanisms, we expect the new organizational arrangement to boost our operating performance in both panel and solar PV industries.

AUO will adopt the “value-oriented” business model to its competitive advantage in the flat panel industry and will employ a business strategy of “value chain integration” to secure a niche in the solar PV industry. And our grand strategy of the “Concurrent Development of Display and Solar Businesses” will enable us to conserve our required strengths for the next ten years. AUO’s management team will uphold our never-changing core value of “integrity”, maintain our passion and focus on core competencies, pursue excellence, continue honoring our green promise and fulfill our responsibilities as good corporate citizens in order to make AUO the leader in both, the optoelectronics and green energy industries.

/s/ Kuen-Yao (K.Y.) Lee
Kuen-Yao (K.Y.) Lee, Chairman

/s/ Max Cheng
Max Cheng, Acting President

/s/ Andy Yang
Andy Yang, Chief Financial Officer

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Attachment 2:

Audit Committee’s Report

The Board of Directors has prepared the Company’s Business Report, Financial Statements, and Earnings Distribution Statement for the year of 2010. Shing-Hai Wei and Yiu-Kwan Au, Certified Public Accountants of KPMG, have audited the Financial Statements and issued an opinion. The 2010 Business Report, Financial Statements, and Earnings Distribution Statement have been reviewed and determined to be correct and accurate by the Audit Committee of AU Optronics Corp. I, as the Chairwoman of the Audit Committee, hereby submit this report according to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law.

AU Optronics Corp.

Chairwoman of the Audit Committee

/s/ Vivien Huey-Juan Hsieh
Vivien Huey-Juan Hsieh

March 11, 2011

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Attachment 3:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors

AU Optronics Corp.:

We have audited the accompanying balance sheets of AU Optronics Corp. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants.” Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Act and Regulations Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years ended December 31, 2010 and 2009, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)
March 1, 2011

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets
December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars)

	2010	2009
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	52,460,444	57,114,009
Accounts receivable, net	46,791,857	54,053,574
Receivables from related parties, net	6,492,237	5,519,632
Other receivables from related parties	283,440	115,116
Other current financial assets	836,294	1,709,721
Inventories, net	34,416,003	29,873,827
Prepayments and other current assets	1,305,061	1,388,474
Deferred tax assets, net	5,216,493	5,138,814
Financial assets measured at fair value—current	415,727	377,587
Total current assets	148,217,556	155,290,754
Long-term investments:
Equity-method investments	72,340,382	53,038,883
Hedging derivative financial assets—noncurrent	-	3,829
Total long-term investments	72,340,382	53,042,712
Property, plant and equipment:
Cost
Land	6,273,615	6,273,615
Buildings	83,765,228	67,406,083
Machinery and equipment	558,602,180	541,382,061
Other equipment	27,080,867	23,092,503
	675,721,890	638,154,262
Less: accumulated depreciation	(404,575,500)	(337,112,061)
Construction in progress	32,371	9,108,906
Prepayments for purchases of land and equipment	34,505,237	10,553,228
Net property, plant and equipment	305,683,998	320,704,335
Intangible assets:
Goodwill	11,280,595	11,280,595
Technology-related fees	2,600,362	2,772,872
Total intangible assets	13,880,957	14,053,467
Other assets:
Idle assets, net	1,370,299	1,638,186
Refundable deposits	16,334	26,631
Deferred charges, net	953,078	1,333,408
Deferred tax assets, net	3,103,223	2,549,726
Restricted cash in bank	36,372	128,645
Long-term prepayments for materials	-	1,609,640
Prepaid pension cost	461,912	375,910
Total other assets	5,941,218	7,662,146
Total Assets	546,064,111	550,753,414

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets (continued)
December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars, except for par value)

	2010	2009
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	38,249,912	36,175,165
Payables to related parties	50,969,044	57,182,539
Accrued expenses and other current liabilities	26,630,160	24,398,034
Financial liabilities measured at fair value—current	76,976	829,865
Other payables to related parties	407,560	122,492
Equipment and construction in progress payable	16,410,269	18,361,269
Current installments of long-term borrowings	24,287,000	31,357,405
Current installments of bonds payable	6,000,000	8,190,900
Total current liabilities	163,030,921	176,617,669
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent	217,023	10,450
Bonds payable, excluding current installments	3,500,000	9,500,000
Convertible bonds payable	23,951,212	-
Long-term borrowings, excluding current installments	86,018,200	102,042,707
Hedging derivative financial liabilities—noncurrent	271,225	493,805
Long-Term deferred Revenue	793,993	-
Total long-term liabilities	114,751,653	112,046,962
Other liabilities	120,604	1,646
Total liabilities	277,903,178	288,666,277
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	88,270,455	88,270,455
Capital surplus	115,947,805	114,972,148
Retained earnings:
Legal reserve	15,206,106	15,206,106
Unappropriated retained earnings	47,116,043	40,863,051
	62,322,149	56,069,157
Others:
Cumulative translation adjustments	1,053,896	1,685,733
Unrealized gains on financial instruments	566,628	1,089,644
	1,620,524	2,775,377
Total stockholders’ equity	268,160,933	262,087,137
Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	546,064,111	550,753,414

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Operations
Years ended December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2010	2009
	NT$	NT$

Net sales	442,996,298	350,179,130
Cost of goods sold	416,614,357	352,327,368
Gross profit (loss)	26,381,941	(2,148,238)
Operating expenses:
Selling	6,787,766	6,604,245
General and administrative	5,793,469	5,251,219
Research and development	5,913,840	6,029,428
	18,495,075	17,884,892
Operating income (loss)	7,886,866	(20,033,130)
Non-operating income and gains:
Interest income	155,849	115,551
Investment gains recognized by equity method, net	2,211,912	3,440,325
Foreign currency exchange gains, net	-	310,235
Gains on valuation of financial instruments, net	3,874,081	661,752
Other income	1,181,570	1,423,516
	7,423,412	5,951,379
Non-operating expenses and losses:
Interest expenses	3,389,234	2,545,738
Foreign currency exchange losses, net	3,290,918	-
Depreciation of idled assets	635,120	891,389
Asset impairment losses	-	40,022
Provisions for potential litigation losses and others	1,612,840	9,686,537
	8,928,112	13,163,686
Earnings (loss) before income taxes	6,382,166	(27,245,437)
Income tax expense (benefit)	(310,491)	(476,102)
Net income (loss)	6,692,657	(26,769,335)

Earnings (loss) per share:
Basic (L) EPS-net income (loss)	0.76	(3.04)

Diluted (L) EPS-net income (loss)	0.70	(3.04)

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Stockholders' Equity
Years ended December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars, except for per share data)

			Retained earnings		Others
	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Total

Balance at January 1, 2009	85,057,196	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	290,058,971
Appropriation for legal reserve	-	-	2,126,738	(2,126,738)	-	-	-	-
Capitalization of employee stock bonus	661,543	1,348,225	-	-	-	-	-	2,009,768
Cash dividends	-	-	-	(2,551,716)	-	-	-	(2,551,716)
Stock dividends to shareholders	2,551,716	-	-	(2,551,716)	-	-	-	-
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	(27,411)	-	(2,050,074)	-	-	1,645,550	(431,935)
Net loss	-	-	-	(26,769,335)	-	-	-	(26,769,335)
Unrealized gains on available-for-sale financial assets, net	-	-	-	-	-	-	171,253	171,253
Unrealized gains on cash
flow hedges, net	-	-	-	-	-	-	205,004	205,004
Foreign currency translation
adjustments	-	-	-	-	(645,125)	-	-	(645,125)
Reversal of minimum
pension liability	-	-	-	-	-	40,252	-	40,252
Balance at December 31, 2009	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	262,087,137

Note: Remuneration to directors of NT$57,422 thousand and employee bonuses of NT$2,871,097 thousand were deducted from the statement of operations of 2008.

~ 18 ~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Stockholders' Equity (continued)
Years ended December 31, 2010
(Expressed in thousands of New Taiwan dollars)

			Retained earnings			Others
	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension	Unrealized gains (losses) on financial	Total
Balance at January 1, 2010	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	262,087,137
Embedded conversion options derived from convertible bonds	-	101,787	-	-	-	-	-	101,787
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	873,870	-	(439,665)	-	-	(709,609)	(275,404)
Net income	-	-	-	6,692,657	-	-	-	6,692,657
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	186,593	186,593
Foreign currency translation adjustments	-	-	-	-	(631,837)	-	-	(631,837)
Balance at December 31, 2010	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	-	566,628	268,160,933

~ 19 ~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows
     Years ended December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars)

	2010	2009
	NT$	NT$
Cash flows from operating activities:
Net income (loss)	6,692,657	(26,769,335)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	74,708,596	75,394,433
Amortization of intangible assets and deferred charges	1,182,868	2,248,757
Gains from disposal and write-off of property, plant and equipment, idle assets and others	(86,694)	(71,118)
Amortization of discounts for convertible bonds and others	156,020	30,588
Unrealized foreign currency exchange gains, net	(940,903)	(2,192,839)
Gains from disposal of available-for-sale financial instruments	-	(213,295)
Losses from disposal of equity-method of investments	-	28,323
Proceeds from of cash dividends	373,768	55,731
Assets impairment losses	-	40,022
Investment gains recognized by equity method, net	(2,211,912)	(3,440,325)
Losses (gains) on valuation of financial instruments	(727,324)	1,418,312
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, net	7,800,474	(32,590,403)
Increase in related parties receivables	(1,140,929)	(3,636,934)
Increase in inventories, net	(4,542,176)	(10,417,427)
Increase in deferred tax assets, net	(642,743)	(398,197)
Increase in prepaid pension assets	(86,002)	(102,752)
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	2,566,480	(81,504)
Increase in accounts payable	1,039,594	16,888,975
Increase (decrease) in related parties payables	(5,928,427)	20,401,490
Increase in accrued expenses and other current liabilities	2,059,519	7,730,329
Net cash provided by operating activities	80,272,866	44,322,831

Cash flows from investing activities:
Acquisition of property, plant and equipment	(62,535,711)	(51,813,816)
Proceeds from disposal of property, plant and equipment and idle assets	1,056,293	224,248
Proceeds from disposal of available-for-sale financial assets	-	854,849
Purchase of long-term investments	(17,424,587)	(11,279,837)
Proceeds from disposal of long-term investments	-	1,036,000
Increase in intangible assets and deferred charges	(631,563)	(886,088)
Decrease (increase) in restricted cash in bank	92,273	(104,145)
Decrease in refundable deposits	10,297	92,972
Net cash used in investing activities	(79,432,998)	(61,875,817)

Cash flows from financing activities:
Increase (decrease) in guarantee deposits	116,751	(342)
Decrease in short-term borrowings	-	(3,700,000)
Repayment of long-term borrowings	(43,274,829)	(26,096,208)
Repayment of bonds payable	(8,190,900)	(13,139,820)
Proceeds from long-term borrowings	20,250,000	52,750,000
Proceeds from convertible bonds payable	24,703,380	-
Cash dividends	-	(2,551,716)
Net cash provided by (used in) financing activities	(6,395,598)	7,261,914

~ 20 ~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows (continued)
Years ended December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars)

	2010	2009
	NT$	NT$
Effect of exchange rate change on cash	902,165	(322,000)
Net decrease in cash and cash equivalents	(4,653,565)	(10,613,072)
Cash and cash equivalents at beginning of year	57,114,009	67,727,081
Cash and cash equivalents at end of year	52,460,444	57,114,009
Supplemental disclosures of cash flow information:	3,277,726	2,583,390
Cash paid for interest expense (excluding interest capitalized)
Cash paid for income taxes	21,644	1,429,470
Additions to property, plant and equipment:	60,389,971	51,330,666
Increase in property, plant and equipment
Decrease in construction-in-progress and prepayments	2,145,740	483,150
	62,535,711	51,813,816
Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	30,287,000	39,548,305

~ 21 ~

Attachment 4:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants.” Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AU Optronics Corp. and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)
March 1, 2011

~ 22 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

     Consolidated Balance Sheets
December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars)

	2010	2009
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	89,498,491	85,443,311
Notes and accounts receivable, net	50,595,501	57,025,944
Receivables from related parties, net	9,320,432	5,272,388
Other receivables from related parties	72,696	47,168
Other current financial assets	2,169,281	1,791,637
Inventories, net	44,568,106	39,229,916
Prepayments and other current assets	2,958,200	1,355,863
Equity investments held-for-sale	-	707,175
Deferred tax assets, net	5,375,623	5,199,265
Financial assets measured at fair value—current	427,265	388,129
Total current assets	204,985,595	196,460,796
Long-term investments:
Equity-method investments	15,540,959	9,706,574
Available-for-sale financial assets—noncurrent	1,373,687	2,012,265
Hedging derivative financial assets—noncurrent	-	3,829
Financial assets carried at cost—noncurrent	896,294	484,009
Total long-term investments	17,810,940	12,206,677
Property, plant and equipment:
Cost
Land	8,052,370	7,780,680
Buildings	113,542,262	90,379,997
Machinery and equipment	661,815,861	621,880,340
Other equipment	37,144,773	29,729,246
	820,555,266	749,770,263
Less: accumulated depreciation	(493,695,739)	(395,405,471)
Construction in progress	2,714,407	9,773,502
Prepayments for purchases of land and equipment	54,293,812	26,611,776
Net property, plant and equipment	383,867,746	390,750,070
Intangible assets:
Goodwill	11,454,512	11,464,947
Technology-related fees	2,607,455	2,828,307
Total intangible assets	14,061,967	14,293,254
Other assets:
Idle assets, net	1,760,638	1,797,158
Deferred charges, net	2,593,372	2,765,980
Deferred tax assets, net	3,379,370	3,053,319
Others	856,141	1,285,504
Total other assets	8,589,521	8,901,961
Total Assets	629,315,769	622,612,758

~ 23 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)
December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars, except for par value)

	2010	2009
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	1,183,248	1,945,227
Notes payable and accounts payable	73,657,842	69,779,706
Payables to related parties	20,124,665	22,684,161
Accrued expenses and other current liabilities	38,233,627	36,528,777
Financial liabilities measured at fair value—current	268,827	1,087,827
Other payables to related parties	98,601	66,617
Equipment and construction in progress payable	19,881,973	23,788,714
Current installments of long-term borrowings	29,824,179	38,537,926
Current installments of bonds payable	6,105,621	8,306,408
Total current liabilities	189,378,583	202,725,363
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent	230,699	10,450
Bonds payable, excluding current installments	3,561,149	9,655,160
Convertible bonds payable	23,951,212	-
Long-term borrowings, excluding current installments	117,123,895	123,424,152
Hedging derivative financial liabilities—noncurrent	287,706	505,372
Long-term payables and capital lease liabilities—excluding
current installments	1,766,626	1,611,653
Unearned revenue	10,365,760	9,622,370
Total long-term liabilities	157,287,047	144,829,157
Other liabilities	325,582	139,246
Total liabilities	346,991,212	347,693,766
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	88,270,455	88,270,455
Capital surplus	115,947,805	114,972,148
Retained earnings:
Legal reserve	15,206,106	15,206,106
Unappropriated retained earnings	47,116,043	40,863,051
	62,322,149	56,069,157
Others:
Cumulative translation adjustments	1,053,896	1,685,733
Unrealized gains on financial instruments	566,628	1,089,644
	1,620,524	2,775,377
	268,160,933	262,087,137
Minority interests	14,163,624	12,831,855
Total stockholders’ equity	282,324,557	274,918,992
Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	629,315,769	622,612,758

~ 24 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations
Years ended December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2010	2009
	NT$	NT$

Net sales	467,157,964	359,331,345
Cost of goods sold	430,859,371	352,290,469
Gross profit	36,298,593	7,040,876
Operating expenses:
Selling	8,641,453	8,000,028
General and administrative	10,736,924	8,094,414
Research and development	6,423,552	6,185,485
	25,801,929	22,279,927
Operating income (loss)	10,496,664	(15,239,051)
Non-operating income and gains:
Interest income	286,798	265,975
Investment gains recognized by equity method, net	681,331	139,635
Foreign currency exchange gains, net	-	236,909
Gains on valuation of financial instruments, net	3,986,083	813,152
Gains on sale of investment securities, net	1,527,229	384,186
Other income	2,302,755	1,569,449
	8,784,196	3,409,306
Non-operating expenses and losses:
Interest expenses	4,233,127	3,446,588
Foreign currency exchange losses, net	3,581,120	-
Depreciation of idle assets	859,193	1,102,132
Asset impairment losses	-	1,192,807
Provisions for potential litigation losses and others	2,011,439	9,696,129
	10,684,879	15,437,656
Earnings (loss) before income taxes	8,595,981	(27,267,401)
Income tax expense (benefit)	1,187,894	(22,587)
Net income (loss)	7,408,087	(27,244,814)
Attributable to:
Equity holders of the parent company	6,692,657	(26,769,335)
Minority interest	715,430	(475,479)
Net income (loss)	7,408,087	(27,244,814)

Earnings (loss) per share:
Basic (L) EPS—net income (loss)	0.76	(3.04)
Diluted (L) EPS—net income (loss)	0.70	(3.04)

~ 25 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2009
(Expressed in thousands of New Taiwan dollars)

			Retained earnings		Others
	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total
Balance at January 1, 2009	85,057,196	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736
Appropriation for legal reserve	-	-	2,126,738	(2,126,738)	-	-	-	-	-
Cash dividends	-	-	-	(2,551,716)	-	-	-	-	(2,551,716)
Stock dividends to shareholders	2,551,716		-	(2,551,716)	-	-	-	-	-
Capitalization of employee stock bonus	661,543	1,348,225	-	-	-	-	-	-	2,009,768
Unrealized gains on available-for-sale financial assets, net	-	-	-	-	-	-	1,637,350	135	1,637,485
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	194,145	123	194,268
Foreign currency translation adjustments	-	-	-	-	(645,125)	-	-	658,348	13,223
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	(27,411)	-	(2,050,074)	-	-	190,312	(2,383,727)	(4,270,900)
Net loss	-	-	-	(26,769,335)	-	-	-	(475,479)	(27,244,814)
Reversal of minimum pension liability	-	-	-	-	-	40,252	-	-	40,252
Adjustments for changes in minority interests	-	-	-	-	-	-	-	5,832,690	5,832,690
Balance at December 31, 2009	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	12,831,855	274,918,992

Note: Remuneration to directors of NT$57,422 thousand and employee bonuses of NT$2,871,097 thousand were deducted from the consolidated statement of operations of 2008.

~ 26 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)
Years ended December 31, 2010
(Expressed in thousands of New Taiwan dollars)

			Retained earnings		Others
	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum Pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total
Balance at January 1, 2010	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	12,831,855	274,918,992
Embedded conversion options derived from convertible bonds	-	101,787	-	-	-	-	-	-	101,787
Unrealized gains on available-for-sales financial assets, net	-	-	-	-	-	-	(747,324)	592	(746,732)
Unrealized gains (losses) on cash flow hedges, net	-	-	-	-	-	-	181,415	34	181,449
Foreign currency translation adjustments	-	-	-	-	(631,837)	-	-	12,458	(619,379)
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	873,870	-	(439,665)	-	-	42,893	701,735	1,178,833
Net income	-	-	-	6,692,657	-	-	-	715,430	7,408,087
Adjustments for changes in minority interests	-	-	-	-	-	-	-	(98,480)	(98,480)
Balance at December 31, 2010	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	-	566,628	14,163,624	282,324,557

~ 27 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars)

	2010	2009
	NT$	NT$
Cash flows from operating activities:
Net income (loss)	7,408,087	(27,244,814)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	87,748,809	87,512,945
Amortization of intangible assets and deferred charges	1,386,893	2,594,666
Unrealized foreign currency exchange gains, net	(940,903)	(2,192,835)
Asset impairment losses	-	1,192,807
Losses (gains) on valuation of financial instruments, net	(781,930)	1,336,469
Investment gains recognized by equity method, net	(681,331)	(139,635)
Proceeds from cash dividends	437,801	142,096
Gain on disposal of investment securities	(1,527,229)	(384,186)
Amortization of financial liabilities	-	(3,813)
Amortization of discounts for bonds payable and others	154,485	28,778
Amortization of bonds issuance expenses	1,535	1,809
Gain from disposal and write-off of property, plant and equipment, and others	(93,084)	(9,347)
Loss from disposal and write-off of idle assets	14,387	5,821
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	6,936,041	(34,883,079)
Decrease (increase) in notes receivable	3,250	(3,512)
Increase in related parties receivables	(4,877,688)	(3,645,802)
Increase in inventory, net	(6,197,038)	(12,708,862)
Increase in deferred tax assets, net	(535,267)	(716,548)
Decrease (increase) in prepayments and other current assets	(2,017,877)	4,535,738
Increase in notes payable	1,008,135	3,215,530
Increase (decrease) in notes payable-related parties	(9,401)	16,158
Increase in accounts payable	4,113,881	18,737,998
Increase (decrease) in related parties payables	(2,380,135)	10,485,390
Increase in accrued expenses and other current liabilities	958,950	10,297,563
Increase (decrease) in unearned revenue	671,170	(1,032,123)
Increase in prepaid pension assets	(65,954)	(98,193)
Net cash provided by operating activities	90,735,587	57,041,019
Cash flows from investing activities:
Acquisition of property, plant and equipment	(84,620,951)	(61,046,891)
Proceeds from disposals of property, plant and equipment	4,816	115,189
Proceeds from disposal of idle assets	69,142	120,373
Purchase of financial assets measured at fair value	-	(49,000)
Purchase of bonds investments with no active market	-	(451,002)
Proceeds from disposal of available-for-sale financial assets and financial
assets carried at cost	716,751	854,849
Purchase of long-term investments	(1,258,811)	(5,763,950)
Purchase of financial assets carried at cost	(658,959)	(40,345)
Proceeds from disposal of long-term investments	1,360,447	293,784
Proceeds from disposal of financial assets carried at cost	424	5,419
Proceeds capital decrease from long-term investment	18,677	-
Decrease (increase) in restricted cash in bank	429,733	(425,799)
Increase in intangible assets	(452,778)	(268,131)
Increase in deferred charges	(961,694)	(852,897)
Decrease in refundable deposits	18,346	52,404
Net cash used in investing activities	(85,334,857)	(67,455,997)

~ 28 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)
Years ended December 31, 2010 and 2009
(Expressed in thousands of New Taiwan dollars)

	2010	2009
	NT$	NT$
Cash flows from financing activities:
Decrease in short-term borrowings	(4,938,767)	(4,901,690)
Increase (decrease) in guarantee deposits	164,757	(5,758)
Repayment of long-term borrowings	(52,295,860)	(36,102,859)
Repayment of bonds payable	(8,315,051)	(13,188,953)
Proceeds from long-term borrowings	37,906,538	66,844,430
Proceeds from convertible bonds payable	24,703,380	-
Cash dividends	-	(2,551,716)
Proceeds from issuance of subsidiary shares to minority interests	4,338,348	2,445,262
Cash dividends to minority interests and others	(685,129)	(613,376)
Net cash provided by financing activities	878,216	11,925,340
Effect of exchange rate change on cash	(340,284)	(341,084)
Cash increase (decrease) resulting from change in consolidated entity	(1,883,482)	839,336
Net increase in cash and cash equivalents	4,055,180	2,008,614
Cash and cash equivalents at beginning of year	85,443,311	83,434,697
Cash and cash equivalents at end of year	89,498,491	85,443,311
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	4,260,269	3,459,032
Cash paid for income taxes	803,775	2,127,321
Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	35,929,800	46,844,334
Conversion of convertible bonds into equity method investments	-	618,065
Reclassification of equity method investments from equity investments
held-for-sale	707,175	-
Additions to property, plant and equipment:
Increase in property, plant and equipment	79,143,746	62,430,334
Decrease (increase) in equipment and construction-in-progress payables	5,477,205	(1,383,443)
	84,620,951	61,046,891
Impact of change in consolidated entities:
Cash	(1,883,482)	839,336
Non-cash assets	(3,914,044)	34,416,206
Liabilities	(1,599,359)	(30,541,846)
Minority interests	3,982,504	(482,658)
	(3,414,381)	4,231,038

~ 29 ~

Attachment 5:
2010 Earnings Distribution Statement
Amount in NT$

Items	Amount
Net income of 2010	6,692,656,753
Less:
10% provisioned as legal reserve	669,265,675
2010 earnings available for distribution	6,023,391,078
Plus:
Un-appropriated retained earnings from previous years	40,863,051,041
Less:
Disproportionate participation on investees’ capital injection in cash	439,664,441
Un-appropriated retained earnings up to Dec. 31, 2010	46,446,777,678
Earnings distribution items:
Cash dividends to common shareholders (NT$0.4 per common share, i.e., NT$400 for every 1,000 common shares)	3,530,818,214
Un-appropriated retained earnings after earnings distribution	42,915,959,464
Notes:
The following items had been expensed and deducted from the Net income of 2010：
Cash bonus to employees：NT$891,461,869
Cash remunerations to directors：NT$30,116,955

~ 30 ~

Attachment 6:

Comparison Table for the Articles of Incorporation
Before and After the Amendments

Reason for
Before Amendment	After Amendment	Amendment
Article 5

The total capital of the Company is One Hundred Billion New Taiwan Dollars (NT$100,000,000,000), divided into Ten Billion (10,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments. A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 5

The total capital of the Company is One Hundred and Ten Billion New Taiwan Dollars (NT$110,000,000,000), capitalization divided into Eleven Billion (11,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.
A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

To increase the authorized to meet the operation need
Article 10

The Company shall have nine to eleven directors. Directors shall be elected from a slate of director candidates, which are nominated under the Candidate Nomination System, at shareholders’ meetings. With in the entire Board, the Company shall have three to six independent directors on the Board. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination and election, and other matters with respect to independent directors shall be in compliance with applicable laws and regulations. The term of office for all directors shall be three (3) years. The directors are eligible for re-election. The number of the directors shall be decided re-election. The number of the directors shall be decided by the Board of Directors.
The Board is authorized to determine the compensation for the directors, taking into account the extent and value of the services provided for the Company’s operation and with reference to the standards of local and overseas industry.

Article 10

The Company shall have nine to eleven directors. Directors shall be elected from a slate of director candidates, which are nominated under the Candidate Nomination System, at shareholders’ meetings. With in the entire Board, the Company shall have three to six independent directors on the Board. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination and election, and other matters with respect to independent directors shall be in compliance with applicable laws and regulations. The term of office for all directors shall be three (3) years. The directors are eligible for by the Board of Directors.
The Board is authorized to determine the compensation for the directors, taking into account the extent and value of the services provided for the Company’s operation and with reference to the standards of local and overseas industry.
The Company may take out liability insurance for the directors with respect to the liabilities resulting from exercising their duties during their terms of office.
To meet the operation need
Article 12

Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

Article 12

Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.
The meeting of the Board of Directors shall be convened in accordance with the Company Law. In calling a meeting of the Board of Directors, a notice may be given to each directors by means of electronic mail or facsimile.

To accommodate the provision of laws and regulations to meet the operation need
Article 13

The Company shall have a president and several vice presidents. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Article 13

The Company shall have ~~a president and several vice presidents~~ one or more managerial personnel. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

To meet the operation need

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Article 15

1. employee bonus: not less than 5%;
2. remuneration of directors: no more than 1%; and
3. all or a portion of the remaining balance shall be distributed as shareholders’ dividends.
The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company’s current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders’ meeting for approval. No less than 10% of the total dividend to approval. No less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid be paid with respect to any fiscal year shall be paid in the form of cash.

Article 15

Where the Company has a profit at the end of each need fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company’s legal reserve and a and regulations or as requested by the competent authority. The balance shall be distributed as  follows:

1. employee bonus: not less than 5%;
2. remuneration of directors: no more than 1%; and
3. all or a portion of the remaining balance shall be distributed as shareholders’ dividends.
The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company’s current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders’ meeting for in the form of cash.
To meet the operation
Article 17

These Articles of Incorporation were enacted by the promoters in the promoters meeting held on July 18, 1996 and were effectively approved by the competent authority.
The first amendment was made on September 18, 1996.
The second amendment was made on September 15, 1997.
The third amendment was made on April 23, 1998.
The fourth amendment was made on April 23, 1999.
The fifth amendment was made on March 9, 2000.
The sixth amendment was made on May 10, 2001.
The seventh amendment was made on May 10, 2001.
The eighth amendment was made on October 17, 2001.
The ninth amendment was made on May 21, 2002.
The tenth amendment was made on May 29, 2003.
The eleventh amendment was made on April 29, 2004.
The twelfth amendment was made on June 14, 2005.
The thirteenth amendment was made on June 15, 2006.
The fourteenth amendment was made on June 13, 2007.
The fifteenth amendment was made on June 19, 2009.

Article 17

These Articles of Incorporation were enacted by the promoters in the promoters meeting held on July 18, 1996 and were effectively approved by the competent authority.
The first amendment was made on September 18, 1996.
The second amendment was made on September 15, 1997.
The third amendment was made on April 23, 1998.
The fourth amendment was made on April 23, 1999.
The fifth amendment was made on March 9, 2000.
The sixth amendment was made on May 10, 2001.
The seventh amendment was made on May 10, 2001.
The eighth amendment was made on October 17, 2001.
The ninth amendment was made on May 21, 2002.
The tenth amendment was made on May 29, 2003.
The eleventh amendment was made on April 29, 2004.
The twelfth amendment was made on June 14, 2005.
The thirteenth amendment was made on June 15, 2006.
The fourteenth amendment was made on June 13, 2007.
The fifteenth amendment was made on June 19, 2009.
The fifteenth amendment was made on June 10, 2011.

To add mendment date

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IV. Appendices

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Appendix 1: Shareholding of Directors

(1)
As of April 12, 2011, the first date of local bookclose period for the 2011 Annual Shareholders’ Meeting, the issued capital of the Company is NT$88,270,455,350 representing 8,827,045,535 common shares. In accordance with the Article 26 of ROC Securities & Exchange Act, the minimum requirements of the collective shareholding for directors are 141,232,728 common shares.

(2)	As of April 12, 2011, the actual collective shareholdings of directors were shown as below:

Title	Name of Representative	Shareholders Represented	No. of Shareholding	Shareholding %
Chairman	Kuen-Yao (K.Y.) Lee		10,512,153	0.12
Vice Chairman	Hsuan Bin (H.B.) Chen		5,947,633	0.07
Director	Lai-Juh (L.J.) Chen		2,419,118	0.03
Director	Hui Hsiung	Qisda Corporation	663,598,620	7.52
Director	Ko-Yung (Eric) Yu	Qisda Corporation	663,598,620	7.52
Director	Paul Peng		2,473,660	0.03
Director	Ronald Jen-Chuan Chwang	BenQ Foundation	100,000	0.00
Director	Chang-Hai Tsai	An Ji Biomedical Corporation	200,000	0.00

Independent Director	Vivien Huey-Juan Hsieh		-	-
Independent Director	Mei-Yueh Ho		-	-
Independent Director	Ding-Yuan Yang		-	-
Total			685,251,184	7.76

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Appendix 2: AUO Rules and Procedures for Shareholders’ Meeting

Approved by the Shareholders’ Meeting on April 17, 1997
Amended by the Shareholders’ Meeting on April 23, 1999

1.	Shareholders’ meeting of the Company shall be conducted in accordance with the Rules and Procedures.

2.
Shareholders or their proxies attending the shareholders’ meeting (the “Meeting”) shall submit the attendance card for the purpose of signing in. The number of shares represented by shareholders or their proxies attending the Meeting shall be calculated in accordance with the attendance cards submitted by the shareholders or their proxies.

3.	The quorum required for the Meeting and the votes cast by the shareholders shall be calculated in accordance with the number of shares representing by shareholders attending the Meeting.

4.
The Meeting shall be held at the head office of the Company or at any other appropriate place that is convenient for the shareholders to attend. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

5.
The chairman of the Board of Directors shall be the chairman presiding at the Meeting in the case that the Meeting is convened by the Board of Directors. In case the chairman of the Board of Directors is on leave or cannot exercise his power and authority for any reason, the vice chairman shall act on behalf of the chairman. In case the Company has no vice chairman, or the vice chairman is also on leave or unable to exercise his and authority for any reason, the chairman of the Board of Directors shall designate one of the directors to act on behalf of the chairman. If the chairman does not make such designation, the directors shall elect from and among themselves an acting chairman of the Board of Directors. If the Meeting is convened by the person other than the Board of Directors who is permitted to convene such Meeting, such person shall be the chairman presiding the Meeting.

6.	The Company may appoint designated counsel, Certified Public Accountant or other related persons to attend the Meeting.

7.	The process of the Meeting shall be tape-recorded or videotaped and these tapes or videos shall be preserved for at least one year.

8.
Chairman shall call the Meeting to order at the time scheduled for the meeting. If the number of shares represented by the shareholders present at the Meeting has not yet constituted the quorum at the time scheduled for the Meeting, the chairman may postpone the time for the Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If after two postponements no quorum can yet be constituted but the shareholders present at the Meeting represent more than one-third of the total outstanding shares of the Company, tentative resolutions may be made in accordance with Paragraph 1, Article 175 of the Company Law of the Republic of China. If during the process of the Meeting the number of shares represented by the shareholders present becomes sufficient to constitute the quorum, the chairman may submit the tentative resolutions to the Meeting for approval in accordance with Article 174 of the Company law of the Republic of China.

9.
The agenda of the Meeting shall be set by the Board of Directors, if the Meeting is convened by the Board of Directors. The Meeting shall proceed in accordance with the agenda unless otherwise resolved at the Meeting. During the Meeting, the chairman may, at his/her discretion, set time for intermission. Unless otherwise resolved at the Meeting, the chairman cannot announce adjournment of the Meeting before all the discussion items listed in the agenda are resolved. The shareholders cannot designated any other person as chairman and continue the Meeting in the same or other place after the Meeting is adjourned.

10.
When a shareholder present at the Meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder’s number, and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. If any shareholder presenting the Meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the speech of a shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall

~ 35 ~

interrupt the speeches of the other shareholder, otherwise the chairman shall stop such interruption.

11.
Unless otherwise permitted by the chairman, each shareholder shall not, for each discussion item, speak more than two times or longer than 5 minutes each time. In case the speech of any shareholder violates this provision or exceeds the scope of the discussion item, the chairman may stop the speech of such shareholder.

12.
Any legal entity designated as proxy by a shareholder(s) to be present at the Meeting may appoint only one representative to attend the Meeting. If a legal entity designates two or more representatives to attend the Meeting, only one representative can speak for each discussion item.

13.	After the speech of a shareholder, the chairman may respond him/herself or appoint an appropriate person to respond.

14.	The chairman may announce to end the discussion of any discussion item and go into voting if the chairman deems it appropriate.

15.
The person(s) to monitor and the person(s) to count the ballots shall be appointed by the chairman. The person(s) monitoring the ballots shall be a shareholder(s). The result of voting shall be announced at the Meeting and recorded in the minutes of the Meeting.

16.
Except otherwise provided in the Company Law of the Republic of China or the Articles of Incorporation of the Company, a resolution shall be adopted by a majority of the votes represented by the shareholders present at the Meeting. The resolution shall be deemed adopted and shall have the same effect as if it was voted by casting ballots if no objection is voiced after solicitation by the chairman.

17.
If there is amendment to or substitute for a discussion item, the chairman shall decide the sequence of voting for such discussion item, the amendment or the substitute. If any of them has been adopted, the other shall be deemed vetoed and no further voting is necessary.

18.
The chairman may require or supervise the disciplinary officers or the security guards to assist in keeping order of the Meeting place. Such disciplinary officers or security guards shall wear badges marked “Disciplinary Officer” for identification purpose.

19.	In case of incident due to force majeure, the chairman may decide to temporarily suspend the Meeting or to announce adjournment and decide the day to reconvene the Meeting.

20.	Any matter not provided in the Rules and Procedures shall be handled in accordance with the Company Law of Republic of China and the Articles of Incorporation of the Company.

21.	The Rules and Procedures shall become effective from the date on which the Rules and Procedures are approved by the Meeting. The same shall apply to amendments to the Rules and Procedures.

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Appendix 3: Articles of Incorporation (Before the amendments)

Chapter 1:  General Provisions

Article 1

The Company is incorporated, registered and organized as a company limited by shares and permanently existing in accordance with the Company Law of the Republic of China (the "Company Law") and the Company’s English name is AU Optronics Corp.

Article 2

The scope of business of the Company shall be as follows:

1.	CC01080	Electronic parts and components manufacturing business
2.	F119010	Electronic material wholesale business
3.	CC01030	Electronic appliances and AV electronics products manufacturing business (for operations within Central Taiwan Science Park only)
4.	CC01010	Electric Power Supply, Electric Transmission and Power Distribution Machinery Manufacturing
5.	CC01090	Batteries Manufacturing
6.	IG03010	Energy Technical Services
7.	ZZ99999	All business items that are not prohibited or restricted by law, except those that are subject to special approval (for operations outside the Science Park only)

To research, develop, produce, manufacture and sell the following products:

(1)	Plasma display and related systems
(2)	Liquid crystal display and related systems
(3)	Organic light emitting diodes and related systems
(4)	Amorphous silicon photo sensor device parts and components
(5)	Thin film photo diode sensor device parts and components
(6)	Thin film transistor photo sensor device parts and components
(7)	Touch imaging sensors
(8)	Full color active matrix flat panel displays
(9)	Field emission displays
(10)	Single crystal liquid crystal displays
(11)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
(12)	Original design manufacturing and original equipment manufacturing business for flat panel display modules
(13)	Solar Cell, modules, and related system and service
(14)	New green energy related system and service (for operations outside the Science Park only)
(15)	The simultaneous operation of a trade business relating to the Company’s business

The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 3

The head office of the Company shall be in the Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China ("R.O.C.") or such other appropriate place as may be decided by the board of directors (the "Board"). Subject to the approval of the Board and other relevant authorities, the Company may, if necessary, set up branches, factories, branch operation offices or branch business offices both inside and outside of the R.O.C.

~ 37 ~

Article 4

The total amount of the Company’s investment is not subject to the restriction of Article 13 of the Company Law. The Company may provide guarantees or endorsements on behalf of third parties due to business or investment relationships with such third parties.

Chapter 2:  Shares

Article 5

The total capital of the Company is One Hundred Billion New Taiwan Dollars (NT$100,000,000,000), divided into Ten Billion (10,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.

A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 6

The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.

Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.

The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities through the book-entry system maintained by the TSCD, instead of physical certificates evidencing shares or other securities.

Article 7

The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.

Chapter 3:  Shareholders’ Meetings

Article 8

Shareholders’ meetings shall be of two types, ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened annually by the Board within six months of the end of each fiscal year. Extraordinary meetings shall be convened in accordance with the relevant laws, whenever necessary.

Article 9

Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be present on such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The relevant matters related to the use and rescission of the proxy shall be conducted in accordance with the Company Law and applicable rules.

~ 38 ~

Chapter 4:  Board of Directors and Audit Committee

Article 10

The Company shall have nine to eleven directors. Directors shall be elected from a slate of director candidates, which are nominated under the Candidate Nomination System, at shareholders’ meetings. With in the entire Board, the Company shall have three to six independent directors on the Board. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination and election, and other matters with respect to independent directors shall be in compliance with applicable laws and regulations. The term of office for all directors shall be three (3) years. The directors are eligible for re-election. The number of the directors shall be decided by the Board of Directors.

The Board is authorized to determine the compensation for the directors, taking into account the extent and value of the services provided for the Company’s operation and with reference to the standards of local and overseas industry.

Article 10-1

Pursuant to Article 14-4 of the Securities and Exchange Law, the Company shall have the audit committee which shall be composed of all independent directors.

Article 11

The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.

Article 12

Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

Chapter 5:  President & Vice Presidents

Article 13

The Company shall have a president and several vice presidents. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Chapter 6:  Accounting

Article 14

After the end of each fiscal year, the Board shall submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of earnings or recovery of loss. The above documents shall be audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their acceptance.

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover

~ 39 ~

losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company’s legal reserve and a certain amount shall be allocated as special reserve in accordance with applicable laws and regulations or as requested by the competent authority. The balance shall be distributed as follows:

1.	employee bonus: not less than 5%;
2.	remuneration of directors: no more than 1%; and
3.	all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company’s current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders’ meeting for approval. No less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash.

Chapter 7:  Supplementary Articles

Article 16

With respect to the matters not provided herein, the Company Law and other applicable laws and regulations shall govern.

Article 17

These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.

The first amendment was made on September 18, 1996.
The second amendment was made on September 15, 1997.
The third amendment was made on April 23, 1998.
The fourth amendment was made on April 23, 1999.
The fifth amendment was made on March 9, 2000.
The sixth amendment was made on May 10, 2001.
The seventh amendment was made on May 10, 2001.
The eighth amendment was made on October 17, 2001.
The ninth amendment was made on May 21, 2002.
The tenth amendment was made on May 29, 2003.
The eleventh amendment was made on April 29, 2004.
The twelfth amendment was made on June 14, 2005.
The thirteenth amendment was made on June 15, 2006.
The fourteenth amendment was made on June 13, 2007.
The fifteenth amendment was made on June 19, 2009.

~ 40 ~

Appendix 4:  Influence of Proposed Stock Dividend Distribution upon 2011 Operating Performance, Earnings Per Share, and Return on Investment

The Company did not announce any financial forecast for the year of 2011. The disclosure of the influence of proposed stock dividend distribution upon 2011 operating performance and Earnings Per Share is not applicable.

Appendix 5: The Distribution for Employee Bonus and Remunerations for Directors

(1)	On March 11, 2011, the Board of Directors resolved the distribution: Employee bonus: NT$891,461,869 distributed in cash. Remuneration for directors: NT$30,116,955 in cash.

(2)
The amount, reason and countermeasures for the discrepancy between the distribution of employee bonus and remunerations for directors resolved by the Board of Directors and those accrued as expense in book: No difference between the amounts resolved by the Board of Directors and the amounts accrued as expense in book.

~ 41 ~

Item 3

AU Optronics Corp.

May 3, 2011
English Language Summary

Subject:	To announce the differences for 2010 financial statements between ROC GAAP and US GAAP.

Regulation:	Published pursuant to Article 2-47 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:	2011/05/03

Content:
1.	Date of occurrence of the event:2011/05/03

2.	Cause of occurrence:
To announce the differences for 2010 financial statements between ROC GAAP and US GAAP.

3.	Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):
(1)
Under ROC GAAP, AUO reported consolidated net income attributable to stockholders of the parent company of NT$6,692,657 thousand, basic and diluted earnings per share, net of tax, of NT$0.76 and NT$0.70, respectively in 2010, consolidated total assets of NT$629,315,769 thousand, consolidated total liabilities of NT$346,991,212 thousand, minority interest of NT$14,163,624 thousand, and total equity attributable to stockholders of the parent company of NT$268,160,933 thousand as of December 31, 2010.

(2)
Under US GAAP, AUO reported consolidated net income attributable to stockholders of the parent company of NT$4,244,323 thousand, basic and diluted earnings per share, net of tax, both of NT$0.48 in 2010, consolidated total assets of NT$632,054,405 thousand, consolidated total liabilities of NT$348,680,665 thousand, non-controlling interest of NT$12,983,681 thousand, and total equity attributable to stockholders of the parent company of NT$270,390,059 thousand as of December 31, 2010.

(3)
The differences between ROC GAAP and US GAAP followed by AUO mainly come from the difference of estimated useful life of fixed assets, goodwill, deconsolidation of subsidiary, acquisition method of accounting for business combination, convertible bonds, income tax, and etc.

4.	Any other matters that need to be specified:
For more details, please refer to the Company’s annual report on Form 20-F at:
http://auo.com/?sn=161&lang=en-US